

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2017

Elizabeth N. Cohernour
Chief Operating Officer
Wintergreen Advisers, LLC
333 Route 46 West, Suite 204
Mountain Lakes, New Jersey 07046

Re: Consolidated-Tomoka Land Co.
       Preliminary Proxy Statement filed on Schedule 14A
       PRRN14A filing made on March 22nd, 2017 by Wintergreen Advisers, LLC et al.
       File Number: 001-11350

Dear Ms. Cohernour,

      We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

      Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PRRN14A filing made on March 22, 2017

1. The EDGAR header tag used to identify the filing designates the proxy statement as being a revised version of a preliminary proxy statement, but the cover page of Schedule 14A shows a box selection indicating that the proxy statement was filed in definitive form. The title of the document on page 5 also has been changed to "Definitive Proxy Statement" and legends that previously appeared in the Preliminary Proxy Statement and form of proxy card formerly identifying the document as preliminary and subject to completion have been removed. Please advise us whether or not the proxy statement has been filed in preliminary or definitive form, and if preliminary, the legal basis upon which Wintergreen concluded that compliance with Rule 14a-6(e)(1) was no longer required.

2. Please refer to the following statement: "If Wintergreen Advisers, LLC was interested in a fire sale of the Company, it would have accepted the Company's offer to buy the Common Stock held by Wintergreen Advisers, LLC's clients." Advise us, with a view toward revised disclosure, whether or not Wintergreen's clients, as distinguished from Wintergreen Advisers, is the beneficial owner entitled to vote in the impending election of directors. In addition, given the "fire sale" characterization, advise us of the referenced offer's terms.

3. On page 6 of the Revised Proxy Statement, Wintergreen states Mr. Winters and Ms. Cohenour would manage possible conflicts of interest "in a manner that they believe is fair and equitable to both the Company and its shareholders and to Wintergreen Advisers, LLC's clients." On page 18 of the revised proxy statement, however, Wintergreen discloses that each of its nominees "would be considered 'independent' under applicable federal securities rules and in accordance with Listing Standards of NYSE Alternext US LLC." Please reconcile these two statements given the apparent tacit acknowledgment that conflicts of interest could arise, and briefly explain to us why their existence would not jeopardize the determination regarding its nominees' independence as described on page 18.

4. Page 6 of Wintergreen's revised proxy statement states that "the only way to ensure a vote on all four proposals is by voting the GREEN proxy card." This statement contravenes Rule 14a-9 because it suggests that voting CTO's proxy card will deprive shareholders of the opportunity to vote on all matters. Accordingly, this statement should be revised or deleted.

Form of Proxy

5. In order to fulfill their disclosure obligations under Rule 14a-4(e), the participants should affirmatively disclose in the form of proxy and/or the proxy statement that the shares represented by the proxies will be voted as instructed. Please revise or advise.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions